EXHIBIT 99.1

For Immediate Release	Date: December 20, 2018
18-47-TR

Teck Announces Investment in Sun Metals

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today that it has acquired 12,500,000 common shares of Sun Metals Corp. (TSX.V: SUNM) (“Sun Metals”), at a cost of $0.28 per common share for an aggregate purchase price of $3,500,000. The shares were acquired privately on December 20, 2018 pursuant to a donation arrangement (the “Acquisition”).

As a result of the Acquisition, Teck holds 12,500,000 common shares of Sun Metals, or approximately 13.8% of Sun Metals’ outstanding common shares. Sun Metals is a mineral exploration company focused on advancing its flagship Stardust project located in northcentral British Columbia, Canada.

Prior to the completion of the Acquisition, Teck did not hold any shares of Sun Metals. The Acquisition was made for investment purposes. Teck may determine to increase or decrease its investment in Sun Metals depending on market conditions and any other relevant factors. This release is required to be issued under the early warning requirements of applicable securities laws. A copy of the early warning report may be obtained from the contacts listed below.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com